Exhibit 99.1

Brooge Energy Ltd Subsidiary Completes Issuance of USD$200 million Senior Secured Bonds

NEW YORK, September 11, 2020 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG) today announced that its subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), has successfully completed the issuance of a USD$200 million 5-year senior secured bond (with potential follow-on issuances of up to USD$50 million for a maximum aggregate borrowing limit of USD$250 million) in the Nordic bond market. The bonds will mature in September 2025 and have a fixed coupon of 8.50% per annum. The transaction is subject to customary closing conditions and settlement is expected to occur on September 24, 2020. BPGIC’s obligations under the bonds are guaranteed by Brooge Energy.

The bond issue provides a flexible financial platform to support the Company’s future growth agenda and marks a key milestone for the Company in entering the international bond market. The proceeds of the bond issue will, among other purposes, be used to repay existing bank debt for Phase I, thereby enabling the Company to have a single consolidated debt facility. It will also be used to fund remaining capital expenditures ahead of the launch of the Company’s Phase II oil storage facility.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “Our inaugural bond issue was well received by a global investor base and we are pleased to have secured this new debt financing. The additional capital will be used to strengthen our balance sheet and to complete construction of our Phase II oil storage facility, which is already fully contracted with a multi-year take-or-pay contract. When our Phase II storage facility is completed and operational, which we currently anticipate will occur at the end of this calendar year, the Phase I & II storage facilities will have a combined geometric storage capacity of approximately 1 million m3, or 6.3 million barrels of oil, making BPGIC the second largest storage operator in the Port of Fujairah, UAE. The Phase II facility is expected to generate significant operating cash flows when operational and is a key element in our strategy to build value for shareholders.”

Pareto Securities acted as Sole Manager in the bond transaction.

The bonds have been and will be offered only to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The bonds have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and have not been and will not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the bonds or any other securities, nor shall there be any offer, solicitation or sale of the bonds or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

With respect to the potential follow-on issuances referenced herein, there can be no assurance that any follow-on issuances will occur, or if they do occur, as to their terms and conditions.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Phase III FEED study; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com